April 21, 2016

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re:	Second Sight Medical Products, Inc. Amendment No.1 to Registration Statement on Form S-1 Filed March 22, 2016 File No. 333-209113

Dear Mr. Mancuso:

By this letter we are responding to your letter dated April 5, 2016 addressed to Will McGuire, President and Chief Executive Officer of Second Sight Medical Products, Inc. (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

Prospectus Cover

1.	We note your response to prior comment 1; however, it appears that your prospectus cover remains longer than one page. Please limit your prospectus cover to one page.

In accord with staff’s request we have limited our cover to one page as required by Regulation S-K. In our view the cover complies with the requirements of Rule 421.

What is the Rights Offering, page 4

2.	We note your statement in response to prior comment 2 that you “have noted that [you] will not offer more than 10,000,000 shares….” This appears to be inconsistent with disclosure in your filing, such as on page 6, that you may elect, at your discretion, to limit the sale to 10 million shares. Please revise your filing to consistently disclose the substance your response to prior comment 2 regarding the maximum number of shares offered. Alternatively, please tell us why you believe your disclosure meets the requirements of Item 501(b)(2) of Regulation S-K. In addition, please revise to disclose the number of shares to be sold if the subscription price were set at $4.25.

We have revised our filing disclosures throughout the registration statement including on page 6 to reflect that we will not offer more than 10,000,000 shares pursuant to our rights offering.

We have also revised our registration statement to reflect that we will sell approximately 4,661,293 shares in our offering if the subscription price is set at $4.25.

Russell Mancuso United States Securities and Exchange Commission April 21, 2016 Page 2 of 4

Indicated Subscription Exercises of Gregg Williams and of Easton Invest AG, page 29

3.	We note your response to prior comment 5. Generally, it is inconsistent with Section 5 of the Securities Act to register a transaction that you began before a registration statement was filed. Therefore, the transaction involving Mr. Williams’ providing all the remaining unsubscribed amounts may not be completed via this registration statement. Please revise your registration statement accordingly.

Although we respectfully submit that no transaction within the meaning of Section 5 of the Securities Act should be deemed present we have eliminated all references to Mr. Williams' providing the remaining unsubscribed amounts and have noted that while he has indicated an intent to subscribe in an amount of $8.5 million, he is under no obligation to do so and the actual amount that he may seek to invest may be a higher or lower amount.

Risk Factors, page 31

4.	Please tell us why you removed the risk factor regarding the uncertain tax treatment of the rights offering. For guidance, refer to the last three sentences of Staff Legal Bulletin No. 19 (October 14, 2011) Section III.C.4 available on the Commission’s website. In this regard, we note several statements in your disclosure beginning on page 51 regarding what the consequences “should” be rather than what the consequences will be.

We have restored this risk factor within the current amendment.

Incorporation by Reference, page 58

5.	We note your response to prior comment 7 and that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement that you will file in connection with your 2016 annual meeting of stockholders. Please confirm that you intend to file your definitive proxy statement before you seek acceleration of the effective date of this Form S-1. Also, please revise this section to incorporate by reference all appropriate current reports filed on Form 8-K that you filed since the end of your last fiscal year. Refer to Item 12(a)(2) of Form S-1.

We have filed our proxy statement for the 2016 annual meeting of stockholders on April 15, 2016 and have incorporated it by reference along with appropriate current report filed on Form 8-K since the end of our last fiscal year.

Russell Mancuso United States Securities and Exchange Commission April 21, 2016 Page 3 of 4

Exhibit 5.1

6.	The paragraph numbered 2 in this exhibit indicates that counsel’s opinion assumes that the shares are issued on the date of the opinion. Please file an opinion from counsel indicating whether the shares registered for sale will, when sold, be legally issued, fully paid and non-assessable.

Counsel's opinion, attached as Exhibit 5.1, clearly states that the shares registered for sale will, when sold, be legally issued, fully paid and non-assessable. It does not assume that the shares are issued on the date of the opinion.

7.	Please note that the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should address whether the rights are binding obligations of the registrant under the law of the jurisdiction governing the rights agreement. We note that exhibit 5.1 is limited to the laws of the State of California. Please tell us how you determined that California law governs the rights agreement. We note, for example, the reference to New York law in exhibit 4.3.

Consistent with the provisions of Regulation S-K Item 601(b)(5) counsel's opinion, attached as Exhibit 5.1, addresses clearly that the rights are binding obligations of the registrant under the laws of the state of California, which, as the registrant is a California corporation, is the jurisdiction that governs the issuances of the issuer's securities. The Commission’s rules require an opinion of counsel with respect to whether the securities will be, when sold: (i) legally (or validly) issued; (ii) fully paid; and (iii) non-assessable. In this regard too the opinion is correct in limiting or being able to limit its scope to the laws of the State of California. Exhibit 4.3 referenced by staff in its comment above, is an agreement between the registrant and Broadridge Corporate Issuer Solutions, Inc., which is acting as the subscription agent and information agent for the rights offering. It is an agreement for services and does not otherwise affect the opinion on legality, full payment, non-assessability or on whether the obligations of the registrant are binding or not. Those matters remain under the jurisdiction of California law as opined by counsel irrespective of whether this referenced agreement is governed by New York law.

We further acknowledge that, notwithstanding staff comments, upon our request of acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, that effectiveness does not foreclose the Commission from taking any action with respect to the filing;

Russell Mancuso United States Securities and Exchange Commission April 21, 2016 Page 4 of 4

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that staff will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that in requesting acceleration we are aware of our responsibilities under the Securities Act of 1933 and under the Securities Exchange Act of 1934 as they relate to our proposed public offering of the securities specified in the above registration statement.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely,

/s/ Will McGuire

President and Chief Executive Officer

cc (via e-mail): Brian Soares

Tom Miller

Aaron A. Grunfeld